                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

         For the period from January 1, 2001 to December 31, 2001


                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ___________to ______________

         Commission file number 001-2516

         A. Full title of the plan and the address of the plan, if different from that of issuer named below:

                    PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              PHARMACIA CORPORATION
                               100 Route 206 North
                            Peapack, New Jersey 07977

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN


                                By:  /s/ Peter J. McCauley
                                     -------------------------------------------
                                Peter J. McCauley
                                Director, Global Pension & Savings Plans
                                Secretary, Administrative Committee - U.S. Plans Pharmacia Corporation


June 28, 2002

                         CONSENT OF INDEPENDENT AUDITORS


PHARMACIA CORPORATION:

We consent to the incorporation by reference in Pharmacia Corporation's Registration Statement on Form S-8 (No. 333-91684) of our report dated June 28, 2001, appearing in this annual report on Form 11-K of the Pharmacia & Upjohn Employee Savings Plan as of December 31, 2001 and for the period from January 1, 2001 to December 31, 2001.


/s/ PricewaterhouseCoopers
----------------------------------
PricewaterhouseCoopers

Florham Park, New Jersey
June 28, 2002

THE PHARMACIA & UPJOHN
EMPLOYEE SAVINGS PLAN

Financial Statements

December 31, 2001 and 2000

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN
                          Index to Financial Statements

                           December 31, 2001 and 2000

                                                                            Page
                                                                            ----

Report of Independent Accountants                                              1

Financial Statements:
  Statements of Net Assets Available for Plan Benefits
    as of December 31, 2001 and 2000                                           2

  Statement of Changes in Net Assets Available for Plan Benefits for the
    year ended December 31, 2001                                               3

  Notes to Financial Statements                                                4

Supplemental Schedules:
  Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of
    December 31, 2001                                                         17

  Schedule H, line 4j--Schedule of Reportable Transactions
    for the Year Ended December 31, 2001                                      23


  Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974 that have not been included herein are not applicable to the Pharmacia & Upjohn Employee Savings Plan.

                     [Letterhead of PricewaterhouseCoopers]


   Report of Independent Accountants

To the Participants and Administrator of The Pharmacia & Upjohn Employee Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of The Pharmacia & Upjohn Employee Savings Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year as of December 31, 2001 and Reportable Transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers
----------------------------------
PricewaterhouseCoopers


June 21, 2002

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN
              Statements of Net Assets Available for Plan Benefits

--------------------------------------------------------------------------------
                                                          December 31,
                                                     2001             2000
                                                 --------------   --------------
Assets:
Investments, at fair value                       $1,326,957,418   $1,683,304,487
Investments, at contract value                      251,222,778      214,166,263
                                                 --------------   --------------

         Total investments                        1,578,180,196    1,897,470,750
                                                 --------------   --------------

Receivables:
   Company contributions, net of forfeitures         41,395,385       33,568,691
   Participant contributions                          1,435,819        3,296,318
   Dividends and interest receivable                  4,181,192        4,564,239
   Other receivables                                    439,455        1,043,145
                                                 --------------   --------------
         Total receivables                           47,451,851       42,472,393
                                                 --------------   --------------

         Total assets                             1,625,632,047    1,939,943,143
                                                 --------------   --------------

Liabilities:
   Notes payable                                    201,900,000      234,700,000
   Interest payable                                  47,403,058       45,975,096
   Other                                                510,769          622,757
                                                 --------------   --------------
         Total liabilities                          249,813,827      281,297,853
                                                 --------------   --------------

Net assets available for plan benefits           $1,375,818,220   $1,658,645,290
                                                 ==============   ==============

--------------------------------------------------------------------------------

See accompanying notes to the financial statements.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN
         Statement of Changes in Net Assets Available for Plan Benefits

--------------------------------------------------------------------------------

                                                             For the Year Ended
                                                              December 31, 2001
--------------------------------------------------------------------------------

Additions:
   Additions to net assets attributed to:
     Investment income (loss):
       Net depreciation in fair value of investments            $  (361,449,203)
       Interest                                                      14,768,514
       Dividends                                                     25,189,646
       Interest on participants' loans                                3,067,565
                                                                ---------------
         Total investment loss                                     (318,423,478)

     Contributions:
       Participant                                                   78,985,477
       Rollovers                                                      5,953,129
       Company                                                       41,896,121
                                                                ---------------
         Total additions (reductions)                              (191,588,751)
                                                                ---------------

Deductions:
   Deductions from net assets attributed to:
     Benefits paid to participants                                   70,686,328
     Plan expenses                                                      552,399
     Interest on notes payable                                       19,999,592
                                                                ---------------
         Total deductions                                            91,238,319
                                                                ---------------

       Net decrease                                                (282,827,070)
                                                                ---------------

Net assets available for plan benefits:
   Beginning of year                                              1,658,645,290
                                                                ---------------
   End of year                                                  $ 1,375,818,220
                                                                ===============

--------------------------------------------------------------------------------

See accompanying notes to the financial statements.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


1.   Description of Plan

     The following brief description of the Pharmacia & Upjohn Employee Savings Plan (the "Plan") is provided only for general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

     General

     Pharmacia & Upjohn Company (the "Company") is the sponsor of the Plan. The Plan is a defined contribution plan with two component parts: a section 401(k) plan and an Employee Stock Ownership Plan (the "ESOP"). The Plan covers substantially all domestic employees of the Company not otherwise covered by another defined contribution plan of the Company.

     Administration

     The Global Employee Benefits Oversight Committee and the Administrative Committee - U.S. Plans are responsible for administering plan operations in accordance with the Employee Retirement Income Security Act of 1974 ("ERISA") plan documents. The Global Benefits Investment Committee is responsible for monitoring plan investments.

     Contributions

     Participants can elect to contribute on a before-tax or after-tax basis from 1% to 18%, in 1% increments, of their Total Pay, as defined in the Plan document. The Internal Revenue Code ("IRC") contains certain limits on participant contributions to a qualified plan, such as a $10,500 limit on a participant's before-tax contributions during the 2001 calendar year. Other limits also apply to highly compensated employees participating in the Plan.

     Participants may also elect to make rollover contributions to the Plan from other qualified defined contribution plans.

     Since 1990, matching contributions have been made through the ESOP. The Company matching contributions are the basis for allocating shares of the Company's Convertible Perpetual Preferred Stock ("Preferred Stock") to participants' accounts. Dividends paid to the participants' ESOP accounts are also allocated in Preferred Stock.

     The Company will match 100% of participant contributions, from 1% to 5% of Total Pay, in the form of Preferred Stock within the ESOP. The Plan will allocate shares of Preferred Stock to participants such that, at the time of allocation, the total value of the shares allocated is equivalent to the Company match. The value of a share of Preferred Stock will be the closing price of one share of Pharmacia common stock multiplied by a 1.7255 conversion factor.

     Cash dividends on Preferred Stock shares allocated to participants' accounts prior to January 1, 2000 are exchanged for additional shares of Preferred Stock using the $40.30 per-share stated value (the purchase price paid by the ESOP at its inception). Cash dividends on Preferred Stock shares allocated to participants' accounts on or after January 1, 2000 are exchanged for additional shares of Preferred Stock using the Pharmacia common stock price multiplied by the 1.7255 conversion factor.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     The Company contributes to the ESOP cash amounts that are necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on the ESOP's outstanding debt and to release Preferred Stock to cover allocations to participant accounts. Employer dividends paid to the ESOP on the unallocated Preferred Stock and certain other funds are also used to repay the debt incurred by the Plan to purchase the Preferred Stock from the Company at the inception of the leveraged ESOP (see Note 4).

     Investment Options

     Participant contributions received by the Plan are invested at the direction of the participants in accordance with the terms of the Plan document.

     Each participant may direct his or her contributions to the following fund options:

     (a) Income Fund,
     (b) American Balanced Fund,
     (c) Indexed Stock Fund,
     (d) Neuberger Berman Guardian Fund,
     (e) American Century Ultra Fund,
     (f) Templeton Foreign Fund,
     (g) Pharmacia Common Stock Fund, or
     (h) Any combination of the above, provided that a minimum of five percent and a multiple of one percent is directed to each fund selected.

     The funds above (not including the Pharmacia Common Stock Fund) are also offered in six pre-mixed portfolios, which are designed to match investments to a level of risk and return that the participant is most comfortable with. Participants may elect to transfer or allocate their participant contribution balances and earnings thereon to any of the above funds.

     Company matching contributions and earnings thereon are only posted to the ESOP Fund. Upon completing ten years of employment service and attaining age 55, participants are allowed to transfer a portion of their Pharmacia Common Stock Fund balance (i.e., pertaining to Company contributions and earnings thereon) and their ESOP Fund balance into the other investment fund options. For participants age 55 - 59 and for participants age 60 and older, 25% and 50% can be transferred to other investment funds, respectively. Those age 60 and older that have already diversified their current Common Stock 25%, may only diversify another 25%.

     Participant Accounts

     Each participant's account is credited with the participant's contributions, Company contributions, and plan earnings. Participants' accounts are valued on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     Vesting

     Participants are always 100% vested in their contributions to the Plan and earnings thereon.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     As of January 1, 2000, all Company contributions and earnings thereon are 100% vested for all active participants on or after January 1, 2000.

     Participants who terminated employment prior to January 1, 2000 with less than five years of employment service and less than three years of participation in the Plan are subject to the vesting schedule below:

     -------------------------------------------------------------------
     Years of Participation                   Non-forfeitable Percentage
     -------------------------------------------------------------------
     1 but less than 2                                 33 1/3%
     2 but less than 3                                 66 2/3%
     3 or more                                         100%
     -------------------------------------------------------------------

     Participants who cease participation in the Plan may be entitled to forfeited amounts if they re-participate in the Plan within five years.

     Participant Loans

     The Plan has a loan provision which allows participants to borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of 50% of their vested account balance or $50,000 (reduced by the highest outstanding loan balance within the previous twelve months). Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Loans for the purchase of a home have a $3,000 minimum loan amount. The loans are secured by the balance in the participant's account and bear a pre-established interest rate. Interest is credited to the account of the participant. Repayments may not necessarily be made to the same fund from which amounts were borrowed. Repayments are credited to the applicable funds based on the participant's investment elections at the time of repayment.

     Payment of Benefits

     Participants who leave the Company may elect to receive their vested Plan balance. However, their Pharmacia Common Stock Fund and ESOP accounts may be subject to forfeiture based upon years of participation and service (if the participant terminated employment prior to January 1, 2000).

     Benefits are paid either in cash or in cash and Pharmacia common stock. Pharmacia common stock is issued only with respect to the participant's accounts in the Pharmacia Common Stock Fund and the ESOP Fund. Upon retirement or death, the full value of the participant's accounts is paid in either a lump sum, in installments or by the purchase of an annuity contract. If a participant elects to receive common stock, each share of the Preferred Stock (based on participant records) will be converted into
     1.7255 shares of Pharmacia common stock.

     Participants may also elect to make in-service withdrawals subject to certain restrictions.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

2.   Summary of Accounting Policies

     Method of Accounting

     The financial statements of the Plan have been prepared on the accrual basis of accounting.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition

     Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. Investments in money market instruments are generally short-term and are valued at cost, which approximates market. Investments in guaranteed investment contracts ("GICs") and synthetic investment contracts ("SICs") are reported at their contract value by the insurance companies and underlying banks, respectively, because these investments have fully benefit-responsive features (see Note 5). Pharmacia Common Stock is valued at quoted market price as of the last business day of the Plan year. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Plan year, which approximates fair value.

     Pharmacia Preferred Stock is valued using the higher of the per-share stated value of $40.30 or the quoted market price of Pharmacia common stock multiplied by 1.7255 on the last business day of the plan year. (Note:
     Preferred Stock share balances maintained by the plan's trustee and recordkeeper are on a basis equal to one-thousandth of the share balance reflected on the Company's financial statements and the $40,300 stated value.)

     Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

     The Plan presents in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

     Payment of Benefits

     Benefit payments are recorded when paid.

     Plan Expenses

     The Plan pays certain outside service provider expenses (e.g., recordkeeping and trustee fees) incurred in the operation of the Plan. Investment manager fees are paid by the Plan and are netted against investment income. Certain other expenses are paid by the Company.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     Forfeitures

     Forfeited amounts are used to pay expenses of the Plan, interest on ESOP debt incurred by the Plan and to reduce Company contributions. Forfeitures which have not been utilized amounted to $737 and $21,630 as of December 31, 2001 and 2000, respectively.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, mutual funds, common/collective trusts, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

3.   Investments

     The following presents investments that represent 5 percent or more of the plan's net assets.

     --------------------------------------------------------------------------------------------------
                                                                                   December 31,
                                                                                2001           2000
     --------------------------------------------------------------------------------------------------
     Neuberger Berman Guardian Fund (5,006,943 and 4,836,623 units,
       respectively)                                                        $ 72,300,261   $ 71,775,488
     American Balanced Fund (4,976,248 and 4,068,225 units,
       respectively)                                                          78,873,531     62,935,443
     Indexed Stock Fund (6,562,885 and 6,596,621 units,
       respectively)                                                         213,687,551    243,745,143
     American Century Ultra Fund (5,361,812 and 5,292,897 units,
       respectively)                                                         148,200,486    171,331,060
     Pharmacia Common Stock (5,370,542 and 5,052,303 shares,
       respectively)*                                                        229,053,616    308,190,483
     Pharmacia Preferred Stock (6,399,670 and 6,517,533 shares,
       respectively)*                                                        470,968,194    686,006,172
     --------------------------------------------------------------------------------------------------

     *Nonparticipant-directed

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     During 2001, the plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $361,449,203 as follows:

     ----------------------------------------------------------------------
                                                                  2001
     ----------------------------------------------------------------------
     Mutual funds                                            $ (32,148,634)
     Common Stock                                              (95,027,431)
     Preferred Stock                                          (205,450,896)
     Common/collective trust funds                             (28,822,242)
                                                             -------------
                                                             $(361,449,203)
                                                             =============
     ----------------------------------------------------------------------

4.   Nonparticipant-directed Investments

     Pharmacia Common Stock Fund

     Effective April 1, 1999, the Pharmacia Common Stock Fund was added as an investment option into which participants can direct their contributions and/or transfer existing balances. However, certain Company contribution balances (and earnings thereon) within the Pharmacia Common Stock Fund can only be transferred out of the fund into other investment options after participants satisfy certain age and service requirements. All assets and activity within this fund have been disclosed as nonparticipant-directed for purposes of this report.

     Below are the net assets and significant components of the changes in net assets relating to the Pharmacia Common Stock Fund:

     -----------------------------------------------------------------------

                                                         2001           2000

     Investments:
       Short-term investment funds               $  2,193,935   $  1,747,268
       Pharmacia Common Stock                     229,053,616    308,190,483
                                                 ------------   ------------
              Total investments                   231,247,551    309,937,751

     Receivables:
        Dividends and interest receivable               4,776         14,993
        Receivable from other investment funds        790,011             --
        Participant contributions                     118,054        221,197
        Investments sold                               52,874      1,036,379
                                                 ------------   ------------
              Total receivables                       965,715      1,272,569
                                                 ------------   ------------

     Liabilities:
        Payable to other investment funds                  --        278,076
        Other liabilities                              16,419          1,885
                                                 ------------   ------------
              Total liabilities                        16,419        279,961
                                                 ------------   ------------

     Net assets available for plan benefits      $232,196,847   $310,930,359
                                                 ============   ============

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     -----------------------------------------------------------------------
                                                         Year ended December
                                                               31, 2001
     -----------------------------------------------------------------------
     Additions:
       Additions to net assets attributed to:
         Investment income (loss):
            Net depreciation                                 $ (95,027,431)
            Interest                                               127,854
            Dividends                                            2,713,345
                                                             -------------
                 Total investment loss                         (92,186,232)
       Transfers from other investment funds, net               21,996,376
       Participant contributions (including rollovers)           6,939,607
                                                             -------------
                 Total additions (reductions)                  (63,250,249)
                                                             -------------

     Deductions:
        Deductions from net assets attributed to:
         Benefits paid to participants                          15,483,128
         Plan expenses                                                 135
                                                             -------------
                 Total deductions                               15,483,263
                                                             -------------

     Net decrease                                              (78,733,512)

     Net assets available for plan benefits:
       Beginning of year                                       310,930,359
                                                             -------------
       End of year                                           $ 232,196,847
                                                             =============
     -----------------------------------------------------------------------

     ESOP and Notes Payable

     On March 1, 1990, the ESOP borrowed $275 million from the Bank of New York through the issuance of amortizing notes. These notes, which are guaranteed by the Company, mature in 2004 and pay interest at an annual rate of 9.79%. The proceeds of this debt were paid to the Company to liquidate $275 million of an original $300 million loan from the Company to the ESOP. The remaining principal balance on these notes was $154,900,000 with unpaid interest of $15,164,710 and $189,700,000 with unpaid interest of $18,571,630 as of December 31, 2001 and 2000, respectively.

     As of March 1, 1990, the ESOP also issued a new note to the Company in settlement of the remaining balance on the original ESOP loan. This note, in the amount of $25 million, carries an interest rate of 6.25% per annum. Interest accrues and is payable, along with principal, no later than the maturity date of February 1, 2005. The balance of this note, including unpaid interest, was $51,239,923 and $48,225,811 at December 31, 2001 and 2000, respectively.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     Effective January 31, 1997, the ESOP and State Street Bank entered into an agreement, whereby the ESOP can borrow amounts that in the aggregate cannot exceed $95,000,000 (collectively the "New Loans"). Any such borrowings bear interest at 7.00% per annum and will be due no later than December 31, 2010. No interest shall be due until the maturity date of any New Loans. The proceeds of each New Loan are to be used to pay principal and interest then due on any existing ESOP loans. In relation to New Loans, the ESOP had drawings of $22,000,000 with unpaid interest of $5,998,425 and $20,000,000 with unpaid interest of $4,177,655 as of December 31, 2001 and 2000, respectively.

     Projected principal loan payments on the ESOP debt (net of future New Loans) are as follows:

     ------------------------------------------------
                       Year                Amount
     ------------------------------------------------
                       2002             $ 43,700,000
                       2003               52,600,000
                       2004               58,600,000
                       2005               22,216,492
                    2006 to 2010          24,783,508
                                        ------------
                      Total             $201,900,000
                                        ============
     ------------------------------------------------

Following are the net assets and significant components of the changes in net assets relating to the ESOP:

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

------------------------------------------------------------------------------------------------------------------------------------
                                                            December 31,                                December 31,
                                                               2001                                         2000
------------------------------------------------------------------------------------------------------------------------------------
                                               Allocated    Unallocated       Total        Allocated     Unallocated       Total
                                             ------------   ------------   ------------   ------------   ------------   ------------
Investments:
  Short-term investment funds                $         --   $ 12,965,029   $ 12,965,029   $         --   $ 13,368,267   $ 13,368,267
  Pharmacia Preferred Stock, convertible      255,437,529    215,530,665    470,968,194    306,352,473    379,653,699    686,006,172
                                             ------------   ------------   ------------   ------------   ------------   ------------
         Total investments                    255,437,529    228,495,694    483,933,223    306,352,473    393,021,966    699,374,439
                                             ------------   ------------   ------------   ------------   ------------   ------------

Receivables:
  Dividends and interest receivable                    --      4,154,909      4,154,909             --      4,372,180      4,372,180
  Company contributions, net of forfeitures            --     41,395,385     41,395,385             --     33,568,691     33,568,691
  Other receivables                                    --            737            737             --          5,348          5,348
                                             ------------   ------------   ------------   ------------   ------------   ------------
         Total receivables                                    45,551,031     45,551,031             --     37,946,219     37,946,219
                                             ------------   ------------   ------------   ------------   ------------   ------------

Liabilities:                                           --
  Notes payable                                        --    201,900,000    201,900,000             --    234,700,000    234,700,000
  Interest payable                                     --     47,403,058     47,403,058             --     45,975,096     45,975,096
                                             ------------   ------------   ------------   ------------   ------------   ------------
         Total liabilities                                   249,303,058    249,303,058             --    280,675,096    280,675,096
                                             ------------   ------------   ------------   ------------   ------------   ------------

Net assets available for plan benefits       $255,437,529   $ 24,743,667   $280,181,196   $306,352,473   $150,293,089   $456,645,562
                                             ============   ============   ============   ============   ============   ============
------------------------------------------------------------------------------------------------------------------------------------

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

     ----------------------------------------------------------------------------------------------
                                                            Year ended December 31, 2001
     ----------------------------------------------------------------------------------------------
                                                      Allocated      Unallocated         Total
                                                    -------------    -------------    -------------
     Additions:
      Additions to net assets attributed to:
       Investment income (loss):
          Net depreciation                          $ (89,298,487)   $(116,152,409)   $(205,450,896)
          Interest                                             --          218,179          218,179
          Dividends                                     7,867,240        8,366,383       16,233,623
                                                    -------------    -------------    -------------
              Total investment loss                   (81,431,247)    (107,567,847)    (188,999,094)

       Company contributions                                   --       41,896,121       41,896,121
       Allocation of 501,149 shares of Preferred
         Stock for Company matching contributions      39,878,104                        39,878,104
                                                    -------------    -------------    -------------
              Total additions (reductions)            (41,553,143)     (65,671,726)    (107,224,869)
                                                    -------------    -------------    -------------

     Deductions:
      Deductions from net assets attributed to:
       Benefits paid to participants                   (9,374,622)              --       (9,374,622)
       Interest on notes payable                               --      (19,999,592)     (19,999,592)
       Transfers to other investment funds                 12,821               --           12,821
       Allocation of 501,149 shares of Preferred
         Stock for Company matching contributions                      (39,878,104)     (39,878,104)
                                                    -------------    -------------    -------------
              Total deductions                         (9,361,801)     (59,877,696)     (69,239,497)
                                                    -------------    -------------    -------------

            Net decrease                              (50,914,944)    (125,549,422)    (176,464,366)

     Net assets available for plan benefits:
        Beginning of year                             306,352,473      150,293,089      456,645,562
                                                    -------------    -------------    -------------
        End of year                                 $ 255,437,529       24,743,667    $ 280,181,196
                                                    =============    =============    =============
     ----------------------------------------------------------------------------------------------

5.   Investment Contracts

     The Income Fund consists primarily of benefit responsive GICs and SICs. The contract value of the GICs and SICs represents the cost or face-value of the contract plus accrued interest. At December 31, 2001 and 2000, the Plan held GICs with a contract value of $25,303,802 and $30,147,174, respectively. The contract value of the SICs represents fair value of the underlying asset plus the contract-value of the wrapper contract associated with the underlying asset. At December 31, 2001 and 2000, fair values of assets underlying the SIC's were $231,584,946 and $185,229,622, respectively. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuers or otherwise. The average portfolio yield and crediting interest rates were approximately 6% for 2001 and 2000. For GICs, the crediting interest rate, specified in the contract, is agreed upon with the issuers and is maintained for the life of the contract. For SICs, the rate is based on a formula which consists of the yield to maturity, duration, and the book and market values. The rate for SICs is periodically reset, usually quarterly, and cannot be reset below 0%.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

6.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits according to the financial statements to Form 5500.

     ---------------------------------------------------------------------------------------------
                                                                         December 31,
                                                                    2001               2000
     ---------------------------------------------------------------------------------------------
     Net assets available for plan benefits per the financial
         statements                                             $ 1,375,818,220    $ 1,658,645,290

     Amounts allocated to withdrawing participants                   (1,144,000)        (1,075,946)

     Defaulted loans deemed to be distributions                         (95,385)                --
                                                                ---------------    ---------------

     Net assets available for plan benefits per Form 5500       $ 1,374,578,835    $ 1,657,569,344
                                                                ===============    ===============
     ---------------------------------------------------------------------------------------------

     The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

     -----------------------------------------------------------------------------------------
                                                                                 Year ended
                                                                             December 31, 2001
     -----------------------------------------------------------------------------------------
     Benefits paid to participants per the financial statements                 $ 70,686,328

     Add: Amounts allocated to withdrawing participants at December 31, 2001       1,144,000

     Less: Amounts allocated to withdrawing participants at December 31, 2000     (1,075,946)
                                                                                ------------

     Benefits paid to participants per Form 5500                                $ 70,754,382
                                                                                ============
     -----------------------------------------------------------------------------------------

     Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


     The following is a reconciliation of net gain (loss) per the financial statements to the Form 5500:

     ------------------------------------------------------------------------------------------
                                                                                 Year ended
                                                                              December 31, 2001
                                                                              -----------------
     Net decrease per financial statements                                      $(282,827,070)


     Add: Amounts allocated to withdrawing participants at December 31, 2000        1,075,946

     Less: Amounts allocated to withdrawing participants at December 31, 2001      (1,144,000)

     Certain deemed  distributions of participant loans at
            December 31, 2001                                                         (95,385)
                                                                                -------------

     Net gain (loss) per the Form 5500                                          $(282,990,509)
                                                                                =============
     ------------------------------------------------------------------------------------------

7.   Related-Party Transactions

     The Plan holds shares of Pharmacia common stock and preferred stock. At December 31, 2001 and 2000, the Plan owned 5,370,542 and 5,052,303 shares of Pharmacia Corporation common stock at a cost of $117,753,110 and $87,782,347, respectively. At December 31, 2001 and 2000, the Plan owned 6,399,670 and 6,517,533 shares of Pharmacia Corporation preferred stock at a cost of $257,920,598 and $262,656,580, respectively. In addition, Plan funds are invested in a short-term investment fund as well as SICs issued by State Street Bank & Trust Company, a trustee of the Plan. At December 31, 2001 and 2000, the fair value of the State Street Bank & Trust Company short-term investment account was $21,542,503 and $43,355,639, respectively and the contract value of the SICs was $0 for 2001 and $15,232,902 for 2000.

8.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire plan balance (including match and discretionary contributions and earnings thereon).

9.   Tax Status of the Plan

     The Plan obtained its latest determination letter on April 18, 1996, in which the Internal Revenue Service indicated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company applied for a new determination letter in February 2002.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


10.  Subsequent Event

     Effective March 1, 2002, the Plan's net assets were transferred to a new trustee, The Northern Trust Company.

     On June 28, 2001, the Global Employee Benefits Oversight Committee approved the amendment and restatement of the Plan, to be effective July 1, 2002. The New Plan, to be named the Pharmacia Savings Plan, will include the Retirement Choice Program and New Investment Options. Under the Retirement Choice program, participants will have a choice of two retirement benefit options. Option 1 offers additional Pension Plan benefits and Option 2 offers additional Savings Plan benefits. Participants will receive a pension and savings benefit under either option and can choose between Options 1 and 2 on an annual basis. In addition, the New Plan will offer New Investment Options in the form of eight core investment funds and four pre-mixed investment funds. The eight core investment funds are the Income Fund, the Core Bond Fund, the Value Stock Fund, the Large Company Stock Fund, the Growth Stock Fund, the Mid-Small Company Stock Fund, the International Stock Fund, and Pharmacia Common Stock Fund. The pre-mixed funds are the Conservative Pre-Mixed Fund, the Moderate Pre-Mixed Fund, the Moderately Aggressive Pre-Mixed Fund and the Aggressive Pre-mixed Fund. These funds offer varying degrees of risk and return. They are invested in the Core Bond Fund, the Large Company Stock Fund, the Mid-Small Company Stock Fund, and the International Stock Fund in predetermined percentages to form the funds. Participant account balances in the Pharmacia Savings and Investment Plan ("Pharmacia SIP") are to be transferred into the New Plan on July 1, 2002. All Plan assets are to be invested in the New Investment Options as of July 1, 2002.

                             Supplemental Schedules

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

          Schedule H, line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


EIN# 38-1123360
Plan# 002

                                                     (c)
                                         Description of Investment
               (b)                    including Maturity Date, Rate of
     Identity of Issue, Borrower,       Interest, Collateral, Par, or          (d)            (e)
(a)    Lessor, or Similar Party                    Maturity                    Cost      Current Value
   --------------------------------    --------------------------------   -------------- -------------
   Common Stock:
*    Pharmacia Corporation             Common stock, $2.00 par value;
                                       5,370,542 shares                   $  117,753,110  $229,053,616
                                                                          --------------  ------------
            Total common stock                                            $  117,753,110  $229,053,616
                                                                          --------------  ------------

   Preferred stock:
*    Pharmacia Corporation             Preferred stock, $.01 par value;
         convertible - unallocated     2,928,701 shares                   $  118,015,360  $215,530,665
*    Pharmacia Corporation
         convertible - allocated       Preferred stock, $.01 par value;
                                       3,470,969 shares                      139,905,238   255,437,529
                                                                          --------------  ------------
            Total preferred stock                                         $  257,920,598  $470,968,194
                                                                          --------------  ------------

   Mutual Funds:
     American Century Ultra            Mutual fund: 5,361,812 units       $  171,057,482  $148,200,486
     American Balanced                 Mutual fund: 4,976,248 units           74,755,873    78,873,531
     Neuberger Berman Guardian         Mutual fund: 5,006,943 units           96,399,183    72,300,261
     Templeton Foreign                 Mutual fund: 6,721,194 units           65,726,893    62,171,044
                                                                          --------------  ------------
            Total mutual funds                                            $  407,939,431  $361,545,322
                                                                          --------------  ------------
   Common/Collective Trust Funds:
     Barclays Global Investors         Common/Collective Trust Fund:
     Equity Index Fund                 6,562,885 units                    $  148,356,498  $213,687,551
                                                                          --------------  ------------
            Total Common/Collective
               Trust Fund                                                 $  148,356,498  $213,687,551
                                                                          --------------  ------------
   Short-Term Investment Funds:
*    State Street Bank & Trust Co.
     Short-Term Investment Fund        Money market fund                  $   21,542,503  $ 21,542,503
                                                                          --------------  ------------
            Total Short-Term Investment
               Funds                                                      $   21,542,503  $21,542,503
                                                                          --------------  ------------

----------
* Represents a party-in-interest to the Plan.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

          Schedule H, line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


EIN# 38-1123360
Plan# 002


                                                     (c)
                                         Description of Investment
               (b)                    including Maturity Date, Rate of
     Identity of Issue, Borrower,       Interest, Collateral, Par, or          (d)            (e)
(a)    Lessor, or Similar Party                    Maturity                    Cost      Current Value
   --------------------------------    --------------------------------   -------------- -------------
   Guaranteed investment contracts -
     insurance companies:
   American Int'l Life ICON
     Contract No. GIC-18305               Interest rate: 5.73%
                                          Maturity date: 11/06/2003       $ 8,343,324     $ 8,343,324
   John Hancock Mutual Life Ins. Co.
     Contract No. GAC-14500               Interest rate: 5.90%              8,252,398       8,252,398
                                          Maturity date: 02/10/2004
   Principal Mutual Life Ins. Co.
     Contract No. 4238722                 Interest rate: 7.03%              5,440,890       5,440,890
                                          Maturity date: 09/29/2003
   Travelers Insurance Co.
     Contract No. GR17755                 Interest rate: 7.10%              3,267,190       3,267,190
                                          Maturity date: 07/31/2003       -----------     -----------

            Total Guaranteed Investment Contracts - Contract Value        $25,303,802     $25,303,802
                                                                          -----------     -----------

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

          Schedule H, line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


EIN# 38-1123360
Plan# 002

                                                     (c)
                                         Description of Investment
               (b)                    including Maturity Date, Rate of
     Identity of Issue, Borrower,       Interest, Collateral, Par, or          (d)            (e)
(a)    Lessor, or Similar Party                    Maturity                    Cost      Current Value
   --------------------------------    --------------------------------   -------------- -------------
   Synthetic Investment Contracts**:
   AIG Financial Products
   (3 contracts)
     Contract No. 302427               Wrapper Contract                                   $           (135,061)
                                       SCAMT 96-3(A)                                                 4,748,810
                                                                                          --------------------
                                       Total Contract Value               $    4,613,749             4,613,749
                                          Interest rate: 5.59%
                                          Maturity date: 07/15/2004

     Contract No. 180162               Wrapper Contract                                               (122,135)
                                       American Express 97-1 (A)                                     5,153,641
                                                                                          --------------------
                                       Total Contract Value                    5,031,506             5,031,506
                                          Interest rate: 5.95%
                                          Maturity date: 09/16/2002

     Contract No. 212753               Wrapper Contract                                               (119,255)
                                       First USA 1997-6 (A) FUSAM                                    7,178,657
                                                                                          --------------------
                                       Total Contract Value                    7,059,402             7,059,402
                                          Interest rate: 5.40%
                                          Maturity date: 07/17/2002

   Chase Manhattan Bank                Wrapper Contract                                               (416,882)
   (1 contract)                        FEDHMLN: 6.875% 1/15/05                                       5,544,457
                                                                                          --------------------
     Contract No. 434193               Total Contract Value                    5,127,575             5,127,575
                                          Interest rate: 7.13%
                                          Maturity date: 01/18/2005

   Monumental Life Ins. Co ABS         Wrapper Contract                                               (737,895)
   Insurance Co. (4 contracts)         Global Wrap                                                  37,600,387
                                                                                          --------------------
     Contract No. MDA00349TR           Total Contract Value                   36,862,492            36,862,492
                                          Interest rate: 5.59%
                                          Maturity date: N/A




----------
** A synthetic investment contract is comprised of two components, an underlying asset and a wrapper contract. The underlying asset is valued at representative quoted market prices. The wrapper contract is valued as the difference between the fair value of the underlying asset and the contract value. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. The wrapper contract guarantees the Plan contract value.

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

          Schedule H, line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


EIN# 38-1123360
Plan# 002

                                                     (c)
                                         Description of Investment
               (b)                    including Maturity Date, Rate of
     Identity of Issue, Borrower,       Interest, Collateral, Par, or          (d)            (e)
(a)    Lessor, or Similar Party                    Maturity                    Cost      Current Value
   --------------------------------    --------------------------------   -------------- -------------
     Contract No. BDA00379TR-14        Wrapper Contract                                               (155,303)
                                       DCAT00-D A3 6.66% 1 05                                        4,163,893
                                                                                          --------------------
                                       Total Contract Value                    4,008,590             4,008,590
                                          Interest rate: 6.97%
                                          Maturity date: 11/10/2003

     Contract No. BDA00379TR-13        Wrapper Contract                                               (260,721)
                                       FNR 98-36 PM 6.25%                                            5,174,441
                                                                                          --------------------
                                       Total Contract Value                    4,913,720             4,913,720
                                          Interest rate: 7.29%
                                          Maturity date: 06/19/2006

     Contract No. BDA00379TR-11        Wrapper Contract                                               (498,086)
                                       FHLMC 7% 2/15/2003                                           10,769,144
                                                                                          --------------------
                                       Total Contract Value                   10,271,058            10,271,058
                                          Interest rate: 6.91%
                                          Maturity date: 02/18/2003

   Morgan Guaranty (2 contracts)       Wrapper Contract                                                (86,059)
     Contract No. Upjohn06             FNR 98-63 PD 5.5 6/21                                         5,088,517
                                                                                          --------------------
                                       Total Contract Value                    5,002,458             5,002,458
                                          Interest rate: 5.58%
                                          Maturity date: 12/27/2005

     Contract No. Upjohn05A            Wrapper Contract                                               (193,220)
                                       CSFB 00-C1 A1 7.325%                                          4,915,887
                                                                                          --------------------
                                       Total Contract Value                    4,722,667             4,722,667
                                          Interest rate: 7.05%
                                          Maturity date: 07/15/2008

   Rabobank Nederland (3 contracts)    Wrapper Contract                                                (68,856)
     Contract No. UPJ030101            FH R 2082 VA 6.5 1/06                                         5,069,823
                                                                                          --------------------
                                       Total Contract Value                    5,000,967             5,000,967
                                          Interest rate: 5.37%
                                          Maturity date: 01/17/2006

     Contract No. UPJ110001            Wrapper Contract                                               (145,510)
                                       CARAT  00-2 (A4) 6.46 7/06                                    4,156,143
                                                                                          --------------------
                                       Total Contract Value                    4,010,633             4,010,633
                                          Interest rate: 6.60%
                                          Maturity date: 12/16/2002


                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

          Schedule H, line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


EIN# 38-1123360
Plan# 002


                                                     (c)
                                         Description of Investment
               (b)                    including Maturity Date, Rate of
     Identity of Issue, Borrower,       Interest, Collateral, Par, or          (d)            (e)
(a)    Lessor, or Similar Party                    Maturity                    Cost      Current Value
   --------------------------------    --------------------------------   -------------- -------------
     Contract No. UPJ060101            Wrapper Contract                                         (737,895)
                                       Global Wrap                                            37,600,387
                                                                                          --------------
                                       Total Contract Value                   36,862,492      36,862,492
                                          Interest rate: 5.58%
                                          Maturity date: N/A
   UBS AG
   (3 contracts)
     Contract No. 3080                 Wrapper Contract                                         (738,149)
                                       Global Wrap                                            37,600,387
                                                                                          --------------
                                       Total Contract Value                   36,862,238      36,862,238
                                          Interest rate: 5.58%
                                          Maturity date: N/A

     Contract No. 2778                 Wrapper Contract                                         (126,758)
                                       FHR 2076 PC 6 3/22                                      5,816,819
                                                                                          --------------
                                       Total Contract Value                    5,690,061       5,690,061
                                          Interest rate: 5.84%
                                          Maturity date: 08/15/2005

     Contract No. 2789                 Wrapper Contract                                          (87,760)
                                       COMT 00-2 A 7.2 8/08                                    4,332,800
                                                                                          --------------
                                       Total Contract Value                    4,245,040       4,245,040
                                          Interest rate: 5.42%
                                          Maturity date: 06/15/2005

   West Deutsche Landesbank            Wrapper Contract                                         (737,895)
   (3 contracts)                       Global Wrap                                            37,600,386
                                                                                          --------------
     Contract No. WLB6218              Total Contract Value                   36,862,491      36,862,491
                                          Interest rate: 5.59%
                                          Maturity date: N/A

     Contract No. WLB6202              Wrapper Contract                                         (206,213)
                                       FHR 1243 P 7.2 4/07                                     4,917,053
                                                                                          --------------
                                       Total Contract Value                    4,710,840       4,710,840
                                          Interest rate: 7.49%
                                          Maturity date: 04/17/2006

     Contract No. WLB6210              Wrapper Contract                                          (92,316)
                                       FHR 1610 PM 6.25 4/22                                   4,153,313
                                                                                          --------------
                                       Total Contract Value                    4,060,997       4,060,997
                                          Interest rate: 5.84%
                                          Maturity date: 09/17/2007

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

          Schedule H, line 4i--Schedule of Assets (Held at End of Year)

                                December 31, 2001


EIN# 38-1123360
Plan# 002


                                                     (c)
                                         Description of Investment
               (b)                    including Maturity Date, Rate of
     Identity of Issue, Borrower,       Interest, Collateral, Par, or          (d)            (e)
(a)    Lessor, or Similar Party                    Maturity                    Cost      Current Value
   --------------------------------    --------------------------------   -------------- -------------


          Total Synthetic Investment Contracts - Contract Value           $  225,918,976  $   225,918,976
                                                                          --------------  ---------------

          Total Investment Contracts                                      $  251,222,778  $   251,222,778
                                                                          --------------  ---------------
   Participant loans:
     Participant loans                    Interest rate: 5.75% - 12%      $            -  $    30,160,232
                                                                          --------------  ---------------

          Total Investments                                               $1,204,734,918  $ 1,578,180,196
                                                                          ==============  ===============

                  THE PHARMACIA & UPJOHN EMPLOYEE SAVINGS PLAN

            Schedule H, line 4j--Schedule of Reportable Transactions

                      For the Year Ended December 31, 2001


EIN# 38-1123360
Plan# 002


     (a)
  Identify of       (b)                             (c)             (d)
Party Involved  Description of     Number of   Purchase Price  Selling Price
                    Asset         Transactions
 State Street
 Bank & Trust    Short-term           216         93,256,656             --
*Company         Investment Fund      314                        93,213,228



                 (f)                                 (h)
    (e)        Expense          (g)            Current Value of       (i)
Lease Rental Incurred with  Cost of Asset          Asset on      Net Gain or
             Transaction                       Transaction Date     (Loss)

      --         --           93,256,656          93,256,656         --
      --         --           93,213,228          93,213,228         --


----------
* Represents a party-in-interest to the Plan.